

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

Via E-mail
Curt Hansen
Chief Executive Officer
CH Real Estate II, Inc.
175 South Main Street, Suite 1500
Salt Lake City, UT 84111

Re: CH Real Estate II, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 29, 2012
File No. 333-179424

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

About Our Company, page 5

1.   We note your disclosure on page 5 that the Company has "also made other investments relating to real estate during 2012." Please expand your disclosure to briefly describe the other investments.

2.   We note you indicate on page 1 that you had net income of $9,7863,906 for the nine months ended September 30, 2012. We further note that your Consolidated Statement of Cash Flows on page F-13 indicates that your net income for the nine months ended September 30, 2012 was $9,786. Please revise to reconcile the disclosure.

Risk Factors, page 6

3.   We note your disclosure on page 16 that the Company may purchase hard money loans secured by real property. We further note your disclosure that the Company generally does not perform an appraisal of the value of the security. Please revise this section to include risk factors related to your purchase of loans.

"Our future operations may not result in such revenues or net profits…," page 7

4.   We note you indicate in this risk factor that you had net profits of $65,382 for the year ended December 31, 2011. We further note you indicate throughout the document that you had net losses of $65,382 for the year ended December 31, 2011. Please revise to reconcile the disclosure.

Management's Discussion and Analysis…, page 15

Results of Operations, page 15

5.   We note your response to comment 1 of our letter dated August 1, 2012 in which you have revised your disclosure to indicate that you used $69,000 to purchase a note and deed of trust from DoHardMoney.com, a business acquaintance of your CEO. Please expand your disclosure to clarify the relationship between your CEO and DoHardMoney.com.

6.   We note your response to comment 2 of our letter dated August 1, 2012 and we reissue our prior comment, in part. Please revise to provide details regarding your process for underwriting loans, including, without limitation, your policies regarding borrower qualifications, and loan-to-value ratios.

Item 15. Recent Sales of Unregistered Securities, page II-1

7.   We note your response to comment 9 of our letter dated August 1, 2012 in which you indicate that you plan to file a Form D. Please note that a Form D is required to be filed within 15 days after the first sale of securities sold based on a claim of exemption under Rule 506 of Regulation D. Please refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 257.02 and file accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at 202-551-3414 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: David M. Rees
Via E-mail